Exhibit 1.3

Pivotal Asset Management Rated the Top CRM System by
Prominent Industry Publication
Pivotal receives the highest overall rating in Global Investor Magazine’s review of CRM systems for asset management

Vancouver, BC — May 5, 2004 — Pivotal Corporation, a CDC Software company and a leading CRM solution provider for mid-sized enterprises, today announced that, after a review of top CRM systems for asset management, Global Investor Magazine has rated Pivotal Asset Management the number one overall.

Global Investor Magazine is a leading industry publication for the international asset management community and is read by asset managers, pension plan sponsors, investment services providers and capital markets intermediaries. As part of the review, Global Investor interviewed management teams, reviewed comprehensive product demonstrations, and compared each system against its peers based on a seven key criteria including: cost, ease of implementation, return on investment, functionality, technological sophistication, usability and time to implement. The report can be found in the March 2004 print edition and online at: http://www.pivotal.com/newsroom/articles/Pivotal_CRM_GIMar04.pdf.

The Global Investor Magazine review said, “The asset management industry has had to learn its fair share of harsh lessons in recent years. Chief among the accusations to be thrown at investment houses is that they are poor relationship managers. Listening to asset managers speak at industry conferences, it is the most frequently identified failing of the industry, and one that asset managers are belatedly starting to address.”

The review added, “It is essential that a CRM system offers a single view of the client, allowing the sales representative to store data, see complex relationship trees, and organize large-scale marketing events. The better systems also allow sales representatives to view portfolio holdings. Pivotal has all the functions that an asset manager needs, and the company will customize to fit clients’ particular needs.”

According to Mark Carlile, vice president, United Kingdom, Pivotal, “Pivotal is honored to receive this recognition from Global Investor Magazine, which is widely recognized as a leading publication for the international asset management industry. We have worked closely with asset management firms around the world to develop a powerful, yet intuitive solution to help asset managers better understand their clients’ needs and deliver a higher level of personalized service.”

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About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-

producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: CIBC, Centex Homes, Farm Credit Services of America, HarperCollins Publishers, Hitachi Telecom Inc., Palm, Inc., Pharmacia Corporation, Premera Blue Cross, Royal Bank of Canada, Sharp Electronics Corporation, Southern Company, Vivendi and WebEx Communications.

Pivotal’s complete CRM software suite includes a powerful application platform, capabilities in, contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our and chinadotcom’s forward-looking statements. Factors that could cause actual results to differ materially include a number of risks, uncertainties and other factors, such as the need to develop, integrate and deploy applications to meet our customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on our customer’s satisfaction with Pivotal’s CRM software, its continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Although we and chinadotcom believe that the expectations reflected in our and chinadotcom’s forward-looking statements are reasonable, individual results may vary, and neither we nor chinadotcom can guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we, chinadotcom nor anyone else assumes responsibility for the accuracy or completeness of forward-looking statements.

For further information, please contact:

Media Relations		Investor Relations
Jane Cheng, Public Relations Manager		Craig Celek, VP, Investor Relations
Tel	: (852) 2961 2750	Tel	: 1 (212) 661 2160
Fax	: (852) 2571 0410	Fax	: 1 (973) 591 9976
e-mail	: jane.cheng@hk.china.com	e-mail	: craig.celek@hk.china.com

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